Mail Stop 4561

September 10, 2008

VIA USMAIL and FAX (416) 960-5333

Mr. John B. Friedrichsen
Senior Vice President and Chief Financial Officer
FirstService Corporation
1140 Bay Street, Suite 4000
Toronto, Ontario, Canada M5S 2B4

> **Re:** **FirstService Corporation**
> **Form 40-F as of March 31, 2008**
> **Filed on May 23, 2008**
> **File No. 000-24762**

Dear Mr. John B. Friedrichsen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 40-F FOR THE YEAR ENDED MARCH 31, 2008

Exhibit 1

1.   We note that on page 19 of Exhibit 1, you provide a bulleted list of risk factors. In future filings please expand the disclosure under each of these bullets to explain the risks or advise us why this disclosure is not required under Canadian law. See General Instruction B.1. to the Form 40-F.

Exhibit 2

Financial Statements and Notes

Consolidated Statements of Cash Flows, page 8

2.   Please tell us how your reconciliation of net earnings from continuing operations to cash flows provided by operating activities complies with paragraphs 28 and 29 of SFAS 95 which requires companies to reconcile from net income.

Note 4 - Dispositions, page 18

3.   We note from the information on page 18 that the company may be required to repurchase loans that they have acquired or originated and were sold or securitized if certain representation and warranties have been breached. Please tell us what the company's accounting policy is under SFAS 140, FIN 45 or SFAS 5 for recording a provision for the loss you would incur upon the requirement to perform under this recourse obligation.

Note 13 - Stock-based Compensation

Subsidiary Stock Option and Appreciation Plans, page 25

4.   We note that your stock appreciation awards are measured based on the intrinsic value. While observable market prices should be used as the basis for the fair value measurement of equity, per paragraph 22 of SFAS 123R the fair value of stock-based compensation includes both the intrinsic value and the time value of the award. Please clarify how your valuation methodologies include this concept. Also refer to paragraphs B136-B139 of SFAS 123R.

Note 18 - Commitments and Contingencies

Minority Shareholder Agreements, page 30

5.   Your disclosure indicates that the total obligation if all call or put options were exercised as of March 31, 2008 was approximately $233 million. Please tell us how many shares would be issued if the purchase price was paid in shares and tell us what consideration you gave to disclosing this information. Reference is made to paragraph 27 of SFAS 150.

<u>Exhibit 3</u>

<u>Management's annual report on internal control over financial reporting, page 14</u>

6.   We note that your report within Exhibit 3 lacks some of the required disclosures that you included in your report on pages 2 and 3 of the Form 40-F, including reference to auditor attestation and the exclusion of Field Asset Services, Inc. and other individually insignificant entities acquired from your assessment. Please confirm in future filings the reports will be consistent.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

John Friedrichsen
FirstService Corporation
September 10, 2008
Page 4

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 with any other questions.

Sincerely,

Cicely LaMothe
Branch Chief